EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND DIVIDENDS

	Three Months Ended
	November 30,				Years Ended August 31,

	2003		2002		2003		2002		2001		2000		1999

	(in thousands)
EARNINGS:
Income before income taxes	$58,360		$45,862		$136,541		$144,838		$152,954		$91,268		$92,980
ADD:
Minority interests	3,922		5,431		21,950		15,390		35,098		24,547		10,017
Fixed charges, as shown below	16,135		16,825		66,306		57,813		77,267		75,085		56,221
Redemptions received from equity method investees	27,493		15,313		35,939		37,689		30,104		41,250		8,829
Redemptions received from cooperatives and other investments	3,458		1,713		8,467		6,310		1,672		2,638		2,412
SUBTRACT:
Equity in income of investees	(13,707)		(8,165)		(47,299)		(58,133)		(28,494)		(28,325)		(22,363)
Noncash patronage refunds	(311)		(184)		(1,795)		(2,327)		(3,896)		(6,825)		(4,848)
Interest capitalized	(503)		(530)		(3,905)		(2,105)		(1,244)		(2,709)		(1,732)

EARNINGS AS ADJUSTED	$94,847		$76,265		$216,204		$199,475		$263,461		$196,929		$141,516

FIXED CHARGES:
Interest	$12,043		$13,343		$52,580		$44,560		$62,680		$60,276		$44,171
Amortization of debt costs expensed or capitalized	871		736		3,162		3,030		2,747		2,116		2,131
Appropriate portion (1/3) of rent expense	3,221		2,746		10,563		10,223		11,840		12,694		9,919

TOTAL FIXED CHARGES	16,135		16,825		66,305		57,813		77,267		75,086		56,221

PREFERRED DIVIDEND FACTOR:	2,152		211		5,539		276		—		—		—

COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS	$18,287		$17,036		$71,844		$58,089		$77,267		$75,086		$56,221

RATIO	5.2	x	4.5	x	3.0	x	3.4	x	3.4	x	2.6	x	2.5	x